SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 17, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") published an announcement on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp with respect to (i) the execution by Xiamen Airlines, a 60% owned subsidiary of the Company, of the Xiamen Aircraft Acquisition Agreement with Boeing to purchase 25 Boeing B737-800 aircrafts and (ii) the Company’s execution of the Airbus Aircraft Acquisition Agreement to purchase of 20 Airbus A320 series aircrafts. A copy of the English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By /s/ Su Liang
Name: Su Liang
Title: Company Secretary

Date: July 17, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

(1) DISCLOSABLE TRANSACTION
AND
(2) MAJOR TRANSACTION

Reference is made to the announcement of the Company dated 9 July 2007.

The Directors hereby announce that on 16 July 2007 (after trading hours) Xiamen Airlines, a subsidiary owned as to 60% by the Company entered into the Xiamen Aircraft Acquisition Agreement with Boeing to purchase 25 Boeing B737-800 aircraft from Boeing, and the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus SNC to purchase 20 Airbus A320 series aircraft from Airbus SNC.

The Xiamen Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement entered into by Xiamen Airlines and the Company respectively, are separate from and independent of each other, and the consummation of the transactions thereunder is not inter-conditional of each other.

The Directors believe that each of the acquisitions of the B737-800 Aircraft and the A320 Aircraft is beneficial to the implementation of the Company’s development strategy and improvement of the Company’s operating capacity. It is also believed that the Transactions will better serve the passenger with premium services and enhance the core competence of the Company. Therefore, the Directors, including the independent non-executive Directors, believe that the terms of each of the Xiamen Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its shareholders as a whole.

Pursuant to Rule 14.07 of the Listing Rules, as the relevant applicable percentage ratios for the A320 Transaction under Rule 14.07 of the Listing Rules will be above 5%, but less than 25%, the A320 Transaction will constitute a discloseable transaction of the Company. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the B737-800 Transaction, aggregated with the 2006 Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the B737-800 Transaction together with the 2006 Boeing Aircraft Purchase will together constitute a major transaction of the Company, and therefore is subject to approval by the Company’s shareholders under Rule 14.40 of the Listing Rules. This announcement is also made pursuant to Rule 13.09(1) of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolutions to approve the Xiamen Aircraft Acquisition Agreement.

Both the Xiamen Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Company will send a circular containing the information required under the Listing Rules in relation to the Xiamen Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement within 21 days after the publication of this announcement.

The Directors collectively and individually warrant that the information set out in this announcement does not contain any misrepresentation, misleading statement or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

The Company entered into the Airbus Aircraft Acquisition Agreement on 16 July 2007 (after trading hours), pursuant to which the Company agreed to purchase the A320 Aircraft from Airbus SNC in accordance with the terms and conditions thereof.

Xiamen Airlines (a subsidiary owned as to 60% by the Company) entered into the Xiamen Aircraft Acquisition Agreement on 16 July 2007 (after trading hours), pursuant to which Xiamen Airlines agreed to purchase the B737-800 Aircraft from Boeing in accordance with the terms and conditions thereof.

The Xiamen Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement entered into by Xiamen Airlines and the Company respectively, are separate from and independent of each other, and the consummation of the transactions thereunder is not inter-conditional of each other.

AIRBUS AIRCRAFT ACQUISITION AGREEMENT

Date

16 July 2007

Parties
(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)
The Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus SNC is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus SNC and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

20 Airbus A320 series aircraft.

Consideration

According to the information provided by Airbus SNC, the catalogue price for each of the Airbus A320 series aircraft is in the range from US$66.5 to US$85.9 million. Such catalogue price includes the airframe price and engine price of the A320 Aircraft.

The Airbus Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the A320 Aircraft, which is payable in cash determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Airbus SNC because of certain price concessions granted by Airbus SNC to the Company in relation to the A320 Aircraft, in the form of credit memoranda which the Company could use to purchase the aircraft, spare parts, or any other goods or services from Airbus SNC. Such credit memoranda were determined after arm’s length negotiation between the parties. The Board (including the independent non-executive Directors) are of the view that there is no material impact of the price concessions obtained in the A320 Transaction on the operating costs of the Company.

In respect of the A320 Transaction, the Airbus Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the A320 Transaction. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the A320 Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Airbus SNC to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus SNC rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company’s cost for the A320 Transaction and will therefore not be in the interest of the Company and its shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus SNC.

Taking into account all the factors relating to the purchase of aircraft by the Company, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to the Company in the A320 Transaction is comparable with the price concessions that the Company had obtained in the 2006 Airbus Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the A320 Transaction and the 2006 Airbus Aircraft Purchase on the Company’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the acquisition of the A320 Aircraft will be partly payable by cash of the Company, and partly by financing arrangements with banking institutions. Further information in respect of the payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the Transactions to be circulated within 21 days after the publication of this announcement. The A320 Aircraft will be delivered in stages to the Company during the period commencing from March 2009 to August 2010.

Source of funding

The A320 Transaction will be funded partly by internal resources of the Company and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the A320 Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when the Company enters into any agreement with any commercial bank for financing the A320 Transaction.

XIAMEN AIRCRAFT ACQUISITION AGREEMENT

Date

16 July 2007

Parties
(i)
Xiamen Airlines Company Limited, as the purchaser. The principal business activity of Xiamen Airlines is that of civil aviation. Xiamen Airlines is owned as to 60% by the Company and is a subsidiary of the Company under the Listing Rules.

(ii)
The Boeing Company, a company incorporated in the State of Delaware of the United States of America, as the vendor. The principal business activity of Boeing is that of aircraft manufacturing. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Boeing and its respective ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be acquired

25 Boeing B737-800 aircraft.

Consideration

According to the information provided by Boeing, the catalogue price of a Boeing B737-800 aircraft is in the range of US$70.5-US$79 million. Such catalogue price includes price for airframe and engine.

The Xiamen Aircraft Acquisition Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the B737-800 Aircraft, which is payable in cash, and determined after arm’s length negotiation between the parties, is significantly lower than the catalogue price as provided by Boeing because of certain price concessions granted by Boeing in relation to the B737-800 Aircraft, in the form of credit memoranda which could be used to purchase the aircraft, spare parts, or any other goods or services from Boeing. Such credit memoranda were determined after arm’s length negotiation between the parties. The Board (including the independent non-executive Directors) are of the view that there is no material impact of the price concessions obtained in the B737-800 Transaction on the operating costs of the Group.

In respect of the B737-800 Transaction, the Xiamen Aircraft Acquisition Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the B737-800 Transaction. In addition, consistent with the customary practice of the local aviation industry, the consideration for the acquisition of the B737-800 Aircraft is not customarily disclosed to the public. The Company has on separate occasions sought the consents of Boeing to the Company’s disclosure of certain information as required under Chapter 14 of the Listing Rules, (including the relevant actual consideration involved) in the relevant announcements and circulars. Nonetheless, Boeing rejected the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Group’s cost for the B737-800 Transaction and will therefore not be in the interest of the Company and its shareholders as a whole. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the B737-800 Aircraft.

Taking into account all the factors relating to the purchase of aircraft by Xiamen Airlines, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to Xiamen Airlines in the B737-800 Transaction is comparable with the price concessions that Xiamen Airlines had obtained in the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B777F Acquisition Agreement. The Company believes that there is no material difference between the effect of the price concessions obtained in the B737-800 Transaction and each of the Previous Boeing Aircraft Acquisition Agreement and Previous Boeing B777F Acquisition Agreement on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the acquisition of the B737-800 Aircraft will be partly payable by cash of the Xiamen Airlines, and partly by financing arrangements with banking institutions. Further information in respect of the payment terms will be disclosed in the circular containing the information required under the Listing Rules in relation to the Transactions to be circulated within 21 days after the publication of this announcement. The B737-800 Aircraft will be delivered in stages to Xiamen Airlines during the period commencing from July 2011 to November 2013.

Source of funding

The B737-800 Transaction will be funded partly by internal resources of Xiamen Airlines and partly through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, Xiamen Airlines has not entered into any agreement with any of these commercial banks for financing the B737-800 Transaction. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with its articles of association and comply with the applicable Listing Rules when Xiamen Airlines enters into any agreement with any commercial bank for financing the B737-800 Transaction.

IMPLICATIONS UNDER THE LISTING RULES

Pursuant to Rule 14.07 of the Listing Rules, as the relevant applicable percentage ratios for the A320 Transaction under Rule 14.07 of the Listing Rules is above 5%, but less than 25%, the A320 Transaction constitutes a discloseable transaction of the Company.

Xiamen Airlines has acquired in aggregate 12 Boeing B737-800 aircraft and the Company has acquired six Boeing B777F freighters from Boeing within 12 months from the date of this announcement. Please refer to the announcements published by the Company on 24 August 2006 and 16 October 2006 for further details of these previous acquisitions. Pursuant to Rule 14.22 of the Listing Rules, the relevant applicable percentage ratio for the B737-800 Transaction, aggregated with the 2006 Boeing Aircraft Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the B737-800 Transaction together with the 2006 Boeing Aircraft Purchase will together constitute a major transaction of the Company, and therefore is subject to approval by the Company’s shareholders under Rule 14.40 of the Listing Rules. This announcement is also made pursuant to Rule 13.09(1) of the Listing Rules.

None of the shareholders of the Company is required to abstain from voting in respect of the proposed resolution to approve the B737-800 Transaction.

The Transactions are also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE TRANSACTIONS

The Directors believe that the acquisition of the B737-800 Aircraft and the A320 Aircraft is beneficial to the implementation of the Company’s development strategy and improvement of the Company’s operating capacity. It is also believed that the Transactions will better provide its passengers with premium services and enhance the core competence of the Company. The B737-800 Aircraft and the A320 Aircraft, in addition to the 12 Boeing B737-800 aircraft and the six Boeing B777F freighters acquired by the Company in the past 12 months from the date of this announcement, will increase the ATKs of the Group by 19.46%.

Therefore, the Directors, including the independent non-executive Directors, believe that the terms of the Xiamen Aircraft Acquisition Agreement and the Airbus Aircraft Acquisition Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its shareholders as a whole.

FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transactions within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve the B737-800 Transaction will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

“2006 Airbus Aircraft Purchase”	the acquisition by the Company from Airbus SNC of 50
Airbus A320 series aircraft on 6 July 2006

“2006 Boeing Aircraft Purchase”	the acquisition from Boeing of (a) six Boeing B737-800
aircraft by Xiamen Airlines on 22 August 2006, (b) six Boeing
B737-800 aircraft by Xiamen Airlines on 13 October 2006
and (c) six Boeing B777F freighters by the Company on 13
October 2006

the “A320 Aircraft”	20 Airbus A320 series aircraft, the subject matter of the
Airbus Aircraft Acquisition Agreement

“A320 Transaction”	the acquisition of the A320 Aircraft under the Airbus Aircraft
Acquisition Agreement

“Airbus Aircraft Acquisition	the aircraft acquisition agreement entered into by the
Agreement”	Company on 16 July 2007, pursuant to which the Company
agreed to acquire and Airbus SNC agreed to sell the Airbus
A320 Aircraft

“Airbus SNC”	Airbus SNC, a company incorporated in Toulouse

“available tonne kilometers”	the tones of capacity available for the transportation of
or “ATKs”	revenue load (passengers and/or cargo) multiplied by the
kilometres flown

the “B737-800 Aircraft”	25 Boeing B737-800 aircraft, the subject matter of the Xiamen
Aircraft Acquisition Agreement

“B737-800 Transaction”	the acquisition of the B737-800 Aircraft under the Xiamen
Aircraft Acquisition Agreement

“Board”	the board of Directors

“Boeing”	the Boeing Company, a company incorporated in the State of
Delaware of the United States of America

“Company”	China Southern Airlines Company Limited

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing
Rules)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock
Exchange

“Previous Boeing Aircraft	the agreement dated 13 October 2006, between Xiamen
Acquisition Agreement”	Airlines as purchaser and Boeing as vendor pursuant to which
Xiamen Airlines agreed to acquire and Boeing agreed to sell
six Boeing B737-800 aircraft

“Previous Boeing B777F	the aircraft acquisition agreement dated 13 October 2006,
Acquisition Agreement”	between the Company as purchaser and Boeing as vendor in
respect of the acquisition of six Boeing B777F freighters
from Boeing

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transactions”	the B737-800 Transaction and the A320 Transaction

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

“Xiamen Aircraft Acquisition	the aircraft acquisition agreement entered into by Xiamen
Agreement”	Airlines on 16 July 2007, pursuant to which Xiamen Airlines
agreed to acquire and Boeing agreed to sell the B737-800
Aircraft

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability
company incorporated in the PRC and a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company

By Order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
16 July 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.